SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file number 333-00429

1- 16811

United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 20, 2006

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31, 2005	December 31, 2004
Assets		
Investments:		
At fair value	$ 680,000	$ 527,523
At contract value	292,344	386,305
	972,344	913,828
Receivables:		
Investment sales	378	1,899
Total assets	972,722	915,727
Liabilities		
Investment purchases	269	-
Total liabilities	269	-
Net assets available for benefits	$ 972,453	$ 915,727

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	Year Ended December 31, 2005	Year Ended December 31, 2004
Additions		
Earnings on investments:		
Interest	$ 17,436	$ 19,170
Dividends	16,238	3,992
Net appreciation in fair value of investments	45,813	69,257
	79,487	92,419
Contributions:		
Received from:		
Employers	18,529	16,972
Participants (including rollovers)	44,897	70,778
Other income	-	94
Total additions	142,913	180,263
Deductions		
Benefit payments directly to participants or beneficiaries	126,115	112,248
Administrative expenses	142	169
Total deductions	126,257	112,417
Net additions	16,656	67,846
Net transfers to the plan *(see Note 4)*	40,070	-
Net assets available for benefits:		
Beginning of year	915,727	847,881
End of year	$ 972,453	$ 915,727

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. ***Plan description*** – The following description provides only general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (Savings Fund Plan), which covers substantially all domestic nonunion employees of United States Steel Corporation (Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pretax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2005	2004
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 14,000	$ 13,000
Dollar Limit on IRC Sec. 414(v) catch-up contributions	4,000	3,000
Maximum covered compensation [IRC Sec. 401(a)(17)]	210,000	205,000
Highly Compensated Employee Definition	95,000	90,000

Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pretax savings (waived after the annual pretax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation Common Stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among seventeen investment options (as of December 31, 2005), which are listed in Note 11. All investments are participant directed.

Marathon Oil Corporation Common Stock held in the Marathon Stock Fund remains as an option in the Plan but is closed to new investments. Participants are prohibited from purchasing additional units of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such units continue to be reinvested in additional Marathon Stock Fund units. Participant contributions previously designated for the Marathon Stock Fund are invested in the investment option or options designated by the participant, or, if no new designation was made, are invested in the Group Interest Fund. Separate investment elections cannot be made with respect to pretax savings and after-tax savings. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Nonunion employees who were hired into full-time, regular employment on or after July 1, 2003, including former National Steel Corporation employees, participate in a defined contribution Retirement Account maintained under the Savings Fund Plan in lieu of their participation under the United States Steel defined benefit pension plan. In addition to the Retirement Account, these new hires are eligible to make contributions and receive matching Company contributions under the Savings Fund Plan. With respect to the defined contribution component, the Company will make a contribution, depending on age and base salary, to the employee's account on a monthly basis. Percentages are based upon the age of the participant at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
21 to less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service. For former National Steel employees hired on or after July 1, 2003, prior service with National Steel is recognized as continuous service for purposes of vesting under this program. If a participant voluntarily terminates employment before attaining three years of continuous service, the Retirement Account is forfeited.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pretax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal except that vested company contributions and a participant's after-tax monthly savings that have been matched by company contributions cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who on the effective date of termination had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($193,509 in 2005 and $158,887 in 2004) are credited to the employing company and applied to reduce any subsequent company contributions required under the Plan. In 2005 and 2004, employer contributions were reduced by $158,887 and $262,411, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis, except as further explained in Note 3. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

   All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of a prior employer.

e. ***Participant loans*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than six months nor more than 54 months. Effective October 1, 2004, the minimum and maximum loan period was changed to twelve months and sixty months, respectively. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.50 percent at December 31, 2005 and 2004). Only prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. There is a $10 loan origination fee and a $6.25 quarterly loan maintenance fee.

2. *Accounting policies*:

   a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

   b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   c. ***Investment valuation*** – Investments are stated at fair market value based on the closing prices at the end of the day except for loans to participants, which are reported at cost and investments in the Group Interest Fund, which are reported at contract value, which approximates market value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares received by the Plan at year end. Employer securities are valued at the price at markets close as shown on the New York Stock Exchange.

   d. ***Net Appreciation/Depreciation*** – The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

   e. ***Investment by the Trustee*** – Fidelity Management Trust Company (Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from employing companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2005 or 2004. In addition, advisor fees relating to the bidding of investment contracts in the Group Interest Fund are charged to the Group Interest Fund. The practice of bidding on investment contracts in the Group Interest Fund ceased as of July 1, 2004 when the funds associated with maturing investment contracts began to be invested in a Synthetic GIC managed by Invesco. Effective October 1, 2004, funds associated with maturing investment contracts began to be invested in the Fidelity Managed Income Portfolio II (MIPII) managed by the Trustee. In addition, the funds associated with the sale of the Synthetic GIC were invested in the MIPII. For this reason, no advisor fees related to the bidding of investment contracts were realized in the last half of 2004 or at any time in 2005.

g. ***Payment of benefits*** – Benefits are recorded when paid.

3. ***Plan amendments*** – Effective November 30, 2005, the Plan was amended to authorize a merger with the Transtar Inc. Savings Plan for Salaried Employees and to authorize the Plan to accept direct plan transfers from the Transtar Inc. Savings Plan for Salaried Employees, including plan loans subject to conditions established by the Plan Administrator. Such amounts are fully vested (to the extent they were vested as of the transfer date) and are eligible for Plan loans and investment exchanges. Effective November 15, 2005, two new investment options, the Vanguard Explorer Fund and the Vanguard Windsor II Fund, were added to the Plan.

   Effective February 1, 2004, the Plan was amended to revert to share accounting for the U.S. Steel Stock Fund and the Marathon Stock Fund. Effective April 1, 2004, the Plan was amended to provide automatic enrollment in the Retirement Account for eligible employees. Effective October 1, 2004, Northern Trust Company (Northern Trust) was removed as Trustee, Hewitt Associates LLC was removed as Recordkeeper and Fidelity Management Trust Company (Fidelity) was appointed as successor Trustee and Recordkeeper. As part of the transition to Fidelity, several amendments were made including: removal of the age 21 requirement for participation; changes in the Plan's investment options (removal of 6 funds and addition of 11 funds); real-time trading of U.S. Steel and Marathon Oil stock; increase in the maximum catch-up contribution rate to 40 percent; daily availability for loans and withdrawals; mandatory distributions for terminated participants with balances of $1,000 or less; default investment options for certain transactions; and a change in loan fees.

4. ***Net transfers to the plan*** – Net transfers to the plan total $40.1 million, including transfers in to the plan of $40.5 million associated with the Transtar merger (see Note 3) and transfers out of the plan of $0.4 million associated with account balances and loans for former U. S. Steel Engineers and Consultants Inc. employees.

5. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation Common Stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2005 and 2004

9. ***Investment contracts with Insurance Company*** – Through June 30, 2004, certain deposits to the Group Interest Fund (GIF) were invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. Separate contracts for a portion of invested funds are negotiated periodically, and since the rates of interest and contract length may vary, the effective rate of return at any time will depend primarily on the composite weighted average of all contracts in effect at the time and not on the contract rate or rates for the particular year in which the participant's savings were deposited. Also affecting the rate of return are the amount of receipts, the net effect of investment transfers and the amount of withdrawals, rollovers and loans during the year. Funds from maturing contracts are invested in the Fidelity Managed Income Portfolio II. At December 31, 2005 and 2004, the Plan held at contract value guaranteed investment contracts in the GIF of $292.3 million (and other net assets at fair value of $129.9 million) and $386.3 million (and other net assets at fair value of $50.6 million), respectively. The GIF's average yields for 2005 and 2004 were 4.08 percent and 4.43 percent, respectively. Interest rates on the guaranteed investment contracts ranged from 2.87 percent to 5.79 percent at December 31, 2005 and 2.87 percent to 7.02 percent at December 31, 2004.

10. ***Related Party Transactions*** – Certain investments of the Plan are common trusts managed by Northern Trust or Fidelity. Northern Trust was the Trustee for nine months in 2004, and Fidelity became the Trustee as of October 1, 2004 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. When Fidelity became Trustee of the Plan, the management fees for all of the investment options offered under the Plan, other than Company Stock, began to be collected by offsetting the investment return in an amount as noted by the investment's expense ratio. For this reason, the Plan is no longer directly billed for the investment management fees. Fees paid by the Plan for the investment management services amounted to $83,637 for the year ended December 31, 2004.

    One investment fund option available to participants is United States Steel Corporation Common Stock, stock of the Plan Sponsor. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5). Dividends received for 2005 and 2004 were $0.6 million and $0.4 million, respectively. Purchases and sales for 2005 were $91.8 million and $95.3 million, respectively, and purchases and sales for 2004 were $64.6 million and $98.1 million, respectively.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2005 and 2004 (dollars in thousands):

	December 31,			
	2005		2004	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II (included in Group Interest Fund Investment Option)	129,889	129,889,032	35,857	35,857,062
Fidelity U.S. Equity Index Pool	112,550	2,868,237	114,587	3,062,198
United States Steel Corporation Common Stock Fund	74,271	1,545,052	78,889	1,539,303
Fidelity Growth & Income Portfolio	64,712	1,881,154	69,555	1,820,329
Marathon Oil Corporation Common Stock Fund	59,969	983,582	47,179	1,254,421

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2005 and 2004

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

	Year Ended December 31,	
Investment Option Accounts	2005	2004
Marathon Stock Fund	$ 28,059	$ 6,463
US Steel Stock Fund	(1,123)	31,948
Fidelity Growth & Income Fund	(6,747)	3,406
Fidelity Real Estate Investment Fund	466	495
Fidelity Diversified International Fund	3,335	2,043
Fidelity Freedom Income Fund	7	2
Fidelity Freedom 2010 Fund	64	29
Fidelity Freedom 2020 Fund	141	47
Fidelity Freedom 2030 Fund	88	48
Fidelity Freedom 2040 Fund	74	30
Fidelity US Bond Index Fund	(453)	-
Fidelity US Equity Index Pool	4,930	9,766
Emerging Markets Stock Fund	8,359	2,844
Mid-Cap Growth Fund	6,559	5,468
Legg Mason Value Trust	2,490	4,113
Vanguard Explorer Fund	(276)	-
Vanguard Windsor II Fund	(160)	-
S&P 500 Stock Index Fund	-	1,561
Bond Index Fund	-	557
Waddell & Reed Core Investment Fund	-	576
Capital Guardian Emerging Markets Fund	-	235
International Stock Fund	-	(108)
Harbor Capital Appreciation Fund	-	(266)
Total Appreciation	$ 45,813	$ 69,257

12. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available per the financial statements at December 31, 2005 and December 31, 2004 to Form 5500 (dollars in thousands):

	2005	2004
Net assets available for benefits per the financial statements	$ 972,453	$ 915,727
Less: Amounts allocated to deemed distributions or benefit payments	1,239	1,562
Net assets available for benefits per the Form 5500	$ 971,214	$ 914,165

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500 (dollars in thousands):

Benefits payments directly to participants or beneficiaries per the financial statements	$ 126,115
Add: Amounts allocated to deemed distributions at 12/31/05	1,239
Less: Amounts allocated to benefit payments at 12/31/04	1,562
Benefits and distributions paid to participants per Form 5500	$ 125,792

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2005, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2004, but not paid as of that date.

13. ***New Accounting Pronouncement*** – In December 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans". The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements. The FSP will be adopted for the year ended December 31, 2006 and is not expected to have a material impact on the Plan's net assets available for benefits or changes therein.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2005

A. B. IDENTITY OF ISSUE	C. SHARES	D. COST #	E. CURRENT VALUE
CORPORATE STOCKS: COMMON			
MARATHON OIL CORP	983,582	18,426,763.01	59,968,970.52
TOTAL		18,426,763.01	59,968,970.52

Participant directed investment.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2005

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST #	E. CURRENT VALUE
	LOANS TO PARTICIPANTS: OTHER					
*	LOAN ACCOUNTS	0-5 yrs	4% to 6%	11,250,923	11,250,923.34	11,250,923.34
	TOTAL				11,250,923.34	11,250,923.34

* Party-in-Interest for which a statutory exemption exists.

Participant directed investment.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2005

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN COMMON/COLLECTIVE TRUSTS		#	
*	FIDELITY MANAGED INC PORTFOLIO	129,889,032	129,889,032.30	129,889,032.30
*	FIDELITY US EQUITY INDEX POOL	2,868,237	100,585,256.53	112,549,606.11
	TOTAL		230,474,288.83	242,438,638.41

* Party-in-Interest for which a statutory exemption exists.

Participant directed investment.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2005

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST	E. CURRENT VALUE
	VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES		#	
*	FIDELITY DIVERSIFIED INTL FUND	969,739	26,789,738.32	31,555,314.64
*	FIDELITY FREEDOM 2010	264,708	3,642,976.70	3,719,145.42
*	FIDELITY FREEDOM 2020	357,730	5,090,576.39	5,262,212.24
*	FIDELITY FREEDOM 2030	235,890	3,426,530.28	3,543,070.83
*	FIDELITY FREEDOM 2040	127,878	1,060,179.56	1,129,163.34
*	FIDELITY FREEDOM INCOME	201,529	2,285,074.12	2,291,379.83
*	FIDELITY GROWTH & INCOME	1,881,154	68,456,853.09	64,711,714.52
*	FIDELITY REAL ESTATE INVS	461,742	13,675,812.96	14,387,873.24
*	FIDELITY US BOND INDEX	2,122,656	23,516,216.43	23,136,946.39
	LEGG MASON VALUE TRUST	586,716	36,617,281.16	44,373,322.23
	MAS FUNDS MID CAP GROWTH	1,762,405	33,125,736.24	43,813,376.59
	TROWE PRICE EMERGING MKTS FUND	1,703,800	33,656,050.79	43,753,594.30
	VANGUARD EXPLORER FUND	51,377	4,135,216.66	3,858,961.92
	VANGUARD WINDSOR II FUND	169,006	5,453,727.23	5,294,955.41
	TOTAL		260,931,969.93	290,831,030.90

* Party-in-Interest for which a statutory exemption exists.

Participant directed investment.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2005

A.	B. IDENTITY OF ISSUE	C. MATURITY DATE	INTEREST RATE	MATURITY VALUE	D. COST #	E. CURRENT VALUE
	VALUE OF FUNDS HELD IN INSURANCE COMPANY GENERAL ACCOUNT					
	GE LIFE GS-3586	01/02/06	5.720	5,429,813	5,429,812.61	5,429,812.61
	GE LIFE GS-3836	01/02/08	2.970	7,722,131	7,722,130.59	7,722,130.59
	GE LIFE GS-3853	07/01/08	3.640	5,090,934	5,090,934.47	5,090,934.47
	HARTFORD LIFE GA-10681-B	07/01/05	4.070	9,879,676	9,879,676.48	9,879,676.48
	HARTFORD LIFE GA-10681A	01/02/09	3.870	10,383,758	10,383,757.91	10,383,757.91
	MASS MUTUAL 35103	01/04/05	3.760	20,094,480	20,094,480.11	20,094,480.11
	MET LIFE 28892	07/02/07	3.140	5,076,818	5,076,818.24	5,076,818.24
	MONUMENTAL LIFE SV04175Q	01/02/06	5.110	7,174,921	7,174,920.85	7,174,920.85
	MONUMENTAL LIFE SV04342Q	07/01/05	3.820	10,190,780	10,190,779.61	10,190,779.61
	NEW YORK LIFE 31402	07/03/06	5.180	15,386,786	15,386,786.28	15,386,786.28
	NEW YORK LIFE 31477	01/02/08	4.150	9,372,456	9,372,455.69	9,372,455.69
	NEW YORK LIFE 31777	07/01/08	3.100	30,462,729	30,462,729.42	30,462,729.42
	PACIFIC LIFE 25925-04	07/03/06	5.170	10,255,243	10,255,242.78	10,255,242.78
	PRINCIPAL MUTUAL 4-50556-02	01/02/09	3.800	10,378,941	10,378,940.70	10,378,940.70
	PRINCIPAL MUTUAL 4-50556-1	01/02/09	3.330	15,498,109	15,498,108.52	15,498,108.52
	PRUDENTIAL LIFE GA 10152-211	01/02/07	3.800	44,624,886	44,624,885.67	44,624,885.67
	SEC LIFE OF DENVER FA0917	01/02/06	5.790	6,824,751	6,824,751.39	6,824,751.39
	SEC. LIFE OF DENVER SA-0432	07/03/06	3.500	9,153,988	9,153,988.18	9,153,988.18
	SUN AMERICA 5112	07/01/09	3.840	15,287,654	15,287,653.50	15,287,653.50
	TRAVELERS GR-18459	01/02/07	3.670	10,364,952	10,364,952.09	10,364,952.09
	TRAVELERS GR-18568	01/02/08	2.870	7,713,829	7,713,828.58	7,713,828.58
	TRAVELERS GR-18672	07/01/09	4.000	5,097,644	5,097,644.49	5,097,644.49
	TRAVELERS GR-18673	07/02/07	3.180	5,077,789	5,077,788.74	5,077,788.74
	TRAVELERS GR018258	01/02/07	5.370	15,800,971	15,800,970.73	15,800,970.73
	TOTAL				292,344,037.63	292,344,037.63

Participant directed investment.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152 / PN 003

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

YEAR ENDING DECEMBER 31, 2005

A.	B. IDENTITY OF ISSUE	C. SHARES	D. COST #	E. CURRENT VALUE
	EMPLOYER-RELATED INVESTMENTS: EMPLOYER SECURITIES			
*	UNITED STATES STL CORP NEW	1,545,052	49,499,210.69	74,270,637.81
	TOTAL		49,499,210.69	74,270,637.81
	TOTAL INVESTMENTS		862,927,193.43	971,104,238.61

* Party-in-Interest for which a statutory exemption exists.

Participant directed investment.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 20, 2006.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: /s/ Roberta J. Cox
Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36840 and No. 333-99257) of United States Steel Corporation of our report dated June 20, 2006 relating to the financial statements of the United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 20, 2006